UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of November 2016

001-36203

(Commission File Number)

CAN-FITE BIOPHARMA LTD.

(Exact name of Registrant as specified in its charter)

10 Bareket Street

KiryatMatalon, P.O. Box 7537

Petach-Tikva 4951778, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover

Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(7): ____

This Report on Form 6-K (including exhibits thereto) is hereby incorporated by reference into the registrant's Registration Statements on Form F-3 (File Nos. 333-195124, 333-199033, 333-204795 and 333-209037), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

As previously disclosed, on September 21, 2016, Can-Fite BioPharma Ltd. (the “Can-Fite”), as parent and majority shareholder of OphthaliX, Inc. (“OphthaliX”) consented in writing to, among other things, the voluntary dissolution and liquidation of OphthaliX pursuant to a Plan of Dissolution. On November 10, 2016, OphthaliX’s board of directors abandoned the voluntary dissolution and liquidation of OphthaliX. On the same day, OphthaliX’s board of directors authorized OphthaliX to enter into a non-binding letter of intent with an Israeli company providing for the acquisition of such company by way of a reverse triangular merger. Subsequently on November 15, 2016, OphthaliX entered into the non-binding letter of intent. The proposed reverse merger is subject to signing of definitive transaction documents and the completion of closing conditions. There can be no assurance that the transactions contemplated by the letter of intent will be completed.

On November 16, 2016, Can-Fite issued a press release announcing that the United States Adopted Names Council (USAN) of the American Medical Association and the World Health Organization's International Nonproprietary Name (INN) group have accepted the proposed generic name "Namodenoson" for its drug candidate, CF102. A copy of this press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Can-FiteBioPharma Ltd.

Date: November 16, 2016	By:	/s/ Pnina Fishman
Pnina Fishman
Chief Executive Officer

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Exhibit Index

Exhibit No.	Description

99.1	Press Release, dated November 16, 2016

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